United States securities and exchange commission logo





                              August 5, 2021

       Gregory D. King
       Chief Executive Officer
       Osprey Bitcoin Trust
       520 White Plains Road, Suite 500
       Tarrytown, NY 10591

                                                        Re: Osprey Bitcoin
Trust
                                                            Registration
Statement on Form 10-12G
                                                            Filed July 8, 2021
                                                            File No. 000-56307

       Dear Mr. King:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed July 8, 2021

       Key Operating Metrics, page 2

   1. Based on disclosure on the facing page, page 2 and in the notes to the financial statements, it appears that the
principal market to measure fair value of your Bitcoin was Coin Metrics
                                                        CMBI Bitcoin Index for
all periods through March 31, 2021. However, it appears that on
                                                        May 10, 2021, you
changed the principal market to Coinbase Pro. If true, please revise your filing to more
clearly disclose that you changed the principal market, the reasons you changed the principal
market and ensure your disclosure is clear throughout the filing, including on page 38,
regarding the principal market used to measure fair value at each period end.
Additionally, please disclose the impact to the fair value measurement of your
                                                        Bitcoin on the date of
change.
 Gregory D. King
FirstName  LastNameGregory D. King
Osprey Bitcoin Trust
Comapany
August     NameOsprey Bitcoin Trust
       5, 2021
August
Page 2 5, 2021 Page 2
FirstName LastName
Summary, page 3

2. We note the disclosure that the purpose of the Trust is to provide investors a cost-effective and convenient way to invest in Bitcoin. Please revise to clarify that an indirect investment in Bitcoin through your Units may operate and perform differently from a direct investment in Bitcoin and to summarize the material differences.
3. We note the statement that there can be no guarantee that you will be successful in listing the Units on a national securities exchange and that any such listing will require the national securities exchange to first receive approval from the SEC. Revise to additionally state that to date no national securities exchange has received such approval for any Bitcoin trust. In addition, correct the erroneous cross
reference to    There is no
         guarantee that an active trading market for the Units will continue to develop.
4. Please disclose in the summary that the Trust is passive and not actively managed, as you state on page 42.
5. We note the statement on pages 4 and 5 that "The Trust currently expects that the value of any such Additional Currency would be determined by reference to the principal market."
         Please disclose what discretion the Trust has in this regard.
6.       Please define Actual Exchange Rate on page 5.
7.       We note the disclosure here that the Trust   s investment objective is
for the Units (based on
         Bitcoin per Unit) to reflect the value of the Bitcoins held by the Trust, determined by
         reference to the Index, less the Trust   s expenses and other
liabilities. Please explain how
         the Trust evaluates its ability to meet the investment objective in light of the fact that there is currently no secondary trading market or redemption program for the Shares.
Valuation of Bitcoin and Bitcoin Holdings, page 3

8. We note you disclose that the Bitcoin Market Price is calculated using a non-GAAP methodology. We also note your disclosure on page 2 that appears to indicate that the
         Bitcoin Market Price is used to measure fair value under US GAAP. Please revise to more clearly explain the differences between the fair value measurements used for US
         GAAP amounts and for non-GAAP financial measures. To the extent you have non-
         GAAP financial measures, please revise to disclose the information required by Item 10(e)
         of Regulation S-K. Additionally, please revise to ensure your disclosure throughout the filing clearly distinguishes if a fair value metric is GAAP or non-GAAP measure.
Additional Currency, page 4

9. If material, please revise to disclose the fair value of any additional currency held by the trust at each period end and provide appropriate detail including how it was valued.
 Gregory D. King
FirstName  LastNameGregory D. King
Osprey Bitcoin Trust
Comapany
August     NameOsprey Bitcoin Trust
       5, 2021
August
Page 3 5, 2021 Page 3
FirstName LastName
Risk Factors, page 7

10.      Provide separately-captioned risk factors addressing the following:
             The lack of insurance protection for the Bitcoin that you hold and Because the Units reflect the estimated accrued but unpaid expenses of the Trust, the
             number of Bitcoins represented by a Unit will gradually decrease over time as the
             Trust   s Bitcoins are used to pay the Trust   s expenses.
The value of the Units relates directly to the value of Bitcoins, the value of which may be highly volatile and subject to fluctuations..., page 15

11. Please revise this risk factor to provide quantitative information regarding the volatility of the price of Bitcoin generally and in recent periods, including the decline in digital asset prices that began in May 2021.
Due to the unregulated nature and lack of transparency surrounding the operations of Bitcoin exchanges..., page 17

12. You state that Bitcoin exchanges are relatively new and, in some cases, unregulated.
         Please revise to discuss in greater detail the extent to which the material aspects of the business and operations of Bitcoin exchanges are not regulated. For example, please address the fact that trading platforms for digital assets do not appear to be subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets.
Difficulties or limitations in the processes of issuance and redemption (if any) of Units may interfere with opportunities for arbitrage, page 19

13. Provide here a quantitative discussion of the historical premiums of the closing price of the Units quoted on OTCQX (and OTC Markets) over the value of the
Trust   s NAV per
         Unit.
Disruptions at Bitcoin exchanges and potential consequences of a Bitcoin exchange's failure..., page 20

14. Please revise this risk factor to reference your use of the Coinbase Pro Market Price and discuss any material risks related thereto.
The security of our Bitcoin Holdings cannot be assured, page 21

15. Revise here and in the Description of the Custodial Services Agreement section beginning on page 68 to address the following:
             Explain what is meant by the statement that the Trust must use the
Custodian   s
             service on an    as is    basis;
             Explain more fully what is meant by the statement that the Custodian is not liable for any loss that is caused, directly or indirectly, by any action taken to secure the digital
 Gregory D. King
FirstName  LastNameGregory D. King
Osprey Bitcoin Trust
Comapany
August     NameOsprey Bitcoin Trust
       5, 2021
August
Page 4 5, 2021 Page 4
FirstName LastName
              assets or accounts of the Trust; and
                Discuss the "other exceptions" under the Custodial Services Agreement.
Regulation of the Bitcoin industry continues to evolve, page 24

16. We note that this risk factor includes disclosure regarding a number of different regulatory uncertainties, each of which poses its own distinct set of risks to the business and operations of the Trust. Please revise to address each of the material regulatory risks in separately captioned risk factors, in each case clearly identifying the risk or uncertainty and the impact on the Trust.
Bitcoin Exchange Public Market Data, page 37

17. Please revise to provide more detailed disclosure regarding each of the Bitcoin exchanges referenced in the table on page 37. In this regard, we note your disclosure that the domicile, regulation and legal compliance of the Bitcoin exchanges included in the Index varies.
18. Please revise to describe the methodology utilized by the Index Provider to select a
         Bitcoin exchange for inclusion in the Index.
19. Please disclose the extent to which any Bitcoin exchanges have previously been removed from the Index by the Index Provider and the reasons thereof.
20. Please disclose the date that the Index was launched. In addition, to the extent material to understanding the performance of the Index, please include a chart comparing the historical Index to the prices on the each of the Bitcoin exchanges included in the Index.
         Also include a risk factor disclosing any material risks relating to the limited history of the
         Index.
21. Update the disclosure in this section, including the exchanges that comprise the index, as of the most recent practicable date.
Bitcoin Market Price, page 38

22. You disclose that in order to calculate the Bitcoin Market Price, the Sponsor will employ a cascading set of rules sequentially and in the order as presented, should one or more specific rule(s) fail. You also disclose that if the Sponsor makes a good faith determination that each sequential rule does not reflect an accurate Bitcoin price, it will employ the next rule to determine the Bitcoin Market Price. Please revise to disclose any criteria that the Sponsor would use in making such determination. To the extent such determination will not be based on predefined criteria, state so here, and add a risk factor addressing attendant risks to investors.
23. Please revise to clarify how you will determine whether a third party's public data feed is
         "reasonably reliable" and clarify what you mean by the phrase "major Bitcoin exchanges," as you reference in the second and third sequential rules on page 38.
 Gregory D. King
FirstName  LastNameGregory D. King
Osprey Bitcoin Trust
Comapany
August     NameOsprey Bitcoin Trust
       5, 2021
August
Page 5 5, 2021 Page 5
FirstName LastName
24. Please provide illustrative examples regarding how the Sponsor would use its best judgment to determine a good faith estimate of the Bitcoin Market Price under the last sequential rule, as disclosed on page 39.
25. You state on page 52 that the Sponsor uses the Index to calculate the Bitcoin Market
         Price, however there is no discussion of that in this section. Please reconcile these disclosures and expand your disclosure here as necessary.
26. Here, or in another appropriate place, describe the methodology the Index Provider uses to determine the Index.
Government Oversight - Regulation of Bitcoin, page 40

27. Please revise this section to discuss specific regulatory changes or actions in foreign jurisdictions that may have impacted the price of Bitcoin or may impact it in the future. In addition, add a separately captioned risk factor discussing these matters.
Historical Bitcoin Holdings and Bitcoin Prices, page 46

28. Please update the disclosure in this section to reflect the most recent practicable date.
Description of the Trust, page 50

29. Please disclose here when, where, and how frequently you will publish NAV per Unit.
Hypothetical Expense Example, page 50

30. We note your statement that the table on page 49 "does not show the effect of any waivers of the Management Fee that may be in effect from time to time" Please describe the circumstances under which the Management Fee may be waived from time to time.
The Index Provider Agreement, page 52

31. Please revise to explain in what way the Index Provider has agreed to indemnify the sponsor.
32. Here, or in an appropriate place, disclose how you will notify Unitholders of material changes to the Index calculation methodology or composition.
The Sponsor's Role, page 52

33. Please disclose the extent to which the Sponsor has discretion to select a different index.
The Transfer Agent's Role, page 54

34. You disclose that the "Sponsor directs the Transfer Agent to credit the number of Creation
         Baskets to the investor on behalf of which an Authorized Participant submitted a creation order," and that the "Transfer Agent will issue Creation Baskets." Please revise to define the terms "Authorized Participant" and "Creation Baskets." We note similar references on
 Gregory D. King
FirstName  LastNameGregory D. King
Osprey Bitcoin Trust
Comapany
August     NameOsprey Bitcoin Trust
       5, 2021
August
Page 6 5, 2021 Page 6
FirstName LastName
         pages 58, 59, and 63. To the extent you intend to issue Units through Authorized
         Participants, please revise to provide detailed disclosure regarding the same.
Conflicts of Interest, page 55

35. Please quantify any significant ownership of Bitcoin by the Sponsor, any affiliates thereof, or the Initial Purchaser.
36. We note your disclosure that the "Initial Purchaser, through the proprietary Bitcoin trading firm he operates may engage in Bitcoin trading with the Trust entities." Please also disclose whether the Sponsor or its affiliates, on its or their own account, may engage in
         Bitcoin purchase or sale transactions with you. If so, please revise to disclose the attendant risks related to the foregoing.
The Custodian, page 55

37. We note that Fidelity Digital Asset Services, LLC will serve as the Trust's Bitcoin custodian. Please briefly discuss the experience and qualifications of Fidelity Digital
         Asset Services, LLC with respect to acting as a Bitcoin custodian. Additionally, please advise if, to your knowledge, Fidelity Digital Asset Services, LLC has ever been the target of a material cyber-attack or other act which resulted in a breach of a digital asset custodial account and any digital asset loss.
Principal Unitholders, page 56

38. Please disclose the natural person(s) who directly or indirectly exercise sole or shared voting or investment control over the Units held by Celsius Network Ltd. Refer to Item
         403 of Regulation S-K and Exchange Act Rule 13d-3.
The Initial Purchaser, page 56

39. You disclose that the "biggest investor" in the Trust was the Initial Purchaser as of
         December 31, 2020. Please revise to identify the Initial Purchaser and briefly discuss the nature of such investments. Also revise to identify the "Individual Purchaser," as referenced in the second paragraph of this section.
Description of the Units, page 57

40. We note that section 7.1 of the Second Amended and Restated Declaration of Trust and
         Trust Agreement filed as Exhibit 4.1 includes a provision that limits the rights of
         Unitholders to bring a derivative action. Please revise to address the following:
             Include risk factor disclosure highlighting the material risks related to this provision, including how it will impact your investors and the difficulties that Unitholders may have in attempting to locate other Unitholders to reach the 10% threshold for derivative actions;
             Revise the risk factor "As a Unitholder, you will not have the rights normally associated with ownership of Units of other types of investment vehicles" on page 22
 Gregory D. King
FirstName  LastNameGregory D. King
Osprey Bitcoin Trust
Comapany
August     NameOsprey Bitcoin Trust
       5, 2021
August
Page 7 5, 2021 Page 7
FirstName LastName
              to appropriately reflect this provision;
                Disclose any questions as to enforceability under federal and state law;
                Clarify whether this provision applies to claims under the federal securities laws; and
                If the provision does not apply to actions arising under the federal securities laws, ensure that the provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.
Transfer Restrictions, page 59

41. Please disclose whether the Unitholder must make a request to have the legend removed.
         If not, please explain the reasons for removing the legends in the absence of request. Also please revise to disclose any representations that will be required to be made to counsel as part of the legend removal process, and clarify whether the Unitholders will be required to make such representations or whether they will come solely from the Sponsor.
42. Please provide us your analysis as to whether the minimum one-year holding period will be shortened for Units purchased from the Trust once the Trust has been subject to
         Securities Exchange Act reporting for at least ninety days, and revise your disclosure as appropriate.
Description of Issuance of Units, page 60

43. Revise to describe how you will determine how many Units you will issue for each purchase order. Disclose how you will determine how many Bitcoin are represented by each purchase order. In addition, the fact sheet on your website refers to an additional investment minimum of $10,000, but this is not discussed in the registration statement.
         Please advise.
Key Storage, page 60

44. Please disclose what portion of the digital assets are currently held in cold storage.
         Explain whether there are any minimum or maximum amounts that must be in either hot or cold storage. To the extent the determination regarding how to store digital assets is solely within the discretion of the Custodian, revise your disclosure accordingly. To the extent applicable, include appropriate risk factor disclosure addressing the risk that the
         Custodian may utilize hot storage for material amounts of the Trusts' assets, thereby increasing the risk of misappropriation.
Purchase Procedures, page 61

45. Disclose in greater detail how the Sponsor will choose a counterparty when purchasing
         Bitcoin:
             Describe the criteria the Sponsor uses to select the group of counterparties through which it rotates;
             Explain what discretion it has in selecting the group of counterparties through which
 Gregory D. King
FirstName  LastNameGregory D. King
Osprey Bitcoin Trust
Comapany
August     NameOsprey Bitcoin Trust
       5, 2021
August
Page 8 5, 2021 Page 8
FirstName LastName
             it rotates;
               Discuss in greater detail the factors the Sponsor will use to rotate through the counterparties; and
             Explain what discretion the Sponsor has when choosing a counterparty for a specific transaction.
         In addition, list all counterparties through which you currently rotate.
Termination of the Trust, page 67

46. We note your disclosure on page 78 that the "death, legal disability, bankruptcy, insolvency, dissolution, or withdrawal of any Unitholder (as long as such Unitholder is not the sole Unitholder of the Trust) shall not result in the termination of the Trust, and such
         Unitholder, his/her estate, custodian or personal representative shall have no right to
         withdraw or value such Unitholder   s Units." Please revise to add
risk factor disclosure
         related to such provision and any material risks related thereto. Description of the Custodial Services Agreement, page 68

47. Please discuss the extent to which you have inspection or auditing rights under the
         Custodial Services Agreement, and if applicable, the extent and manner in which the
         Trust or other parties will inspect or audit the Custodian. Explain in greater detail how you intend to validate existence, exclusive ownership and software functionality of private keys and other ownership records.
Statements of Assets and Liabilities, page F-3

48. It appears that the line items presented in net assets in your annual and interim statements of assets and liabilities represent the change in net assets for a period as opposed to the accumulated amount of each item as of the end of the period. Please tell us why you believe this presentation is appropriate or revise. For example, paid-in capital should represent the accumulated investment in the trust as of each period end presented.
         Similarly, you should present the accumulated amount of the unrealized appreciation on investment in Bitcoin as of the period end as opposed to the net change for the period.
Note 3. Fair Value of Bitcoin, page F-11

49. Please tell us how you determined if the fair value measurement for your investment in
         Bitcoin should be classified as Level 1 of fair value hierarchy.
Exhibits

50. Please file the following documents as exhibits to the registration statement:
             the Index Provider Agreement, as discussed on page 52;
             the Transfer Agency and Service Agreement, as discussed on page 54; and
             the Subscription Agreement, as discussed on page 61.
         Alternatively, please tell us why you are not required to do so. Please refer to Item 601 of
         Regulation S-K.
 Gregory D. King
Osprey Bitcoin Trust
August 5, 2021
Page 9


General

51.      You state that the Trust   s investment objective is for the Units to
reflect the value of the
         Bitcoin held by the Trust, less the Trust   s expenses and other
liabilities. Please discuss in
         your registration statement the extent to which the Trust has met its investment objective in light of the difference between the trading price of the Units on the OTCQX (and OTC
         Markets) as compared to the Trust's NAV per Unit, as you disclose on page 48.
52. We note your disclosure on the cover page that Theorem Fund Services is the administrator of the Trust. Please revise to discuss whether the Trust has entered into any agreement with the Administrator. If applicable, please revise to disclose the material terms and conditions of such agreement. File such agreement as an exhibit to your registration statement, or tell us why this is not required. Please also discuss in greater detail the services the Administrator will provide to the Trust. In this regard, we note your disclosure on page 22 that the Administrator will determine the NAV of the Trust and the
         NAV per Unit on a daily basis.
53. Please expand your disclosure to include a section explaining how the Trust's NAV will be calculated. Also please explain how the Administrator will accrue and allocate expenses and liabilities of the Trust for purposes of calculating the NAV.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameGregory D. King                               Sincerely,
Comapany NameOsprey Bitcoin Trust
                                                                Division of
Corporation Finance
August 5, 2021 Page 9                                           Office of
Finance
FirstName LastName